OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13 )*

Hyperfeed Technologies, Inc. (formerly known as PC Quote, Inc.)
(Name of Issuer)
Common Stock
(Title of Class of Securities)
44913S 10 2
(CUSIP Number)
James F. Mosier
Corporate Secretary and General Counsel
PICO Holdings, Inc.
875 Prospect Street, Suite 301, LaJolla, CA 92037, (858)456-6022
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 25, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	44913S 10 2

1	NAMES OF REPORTING PERSONS: PICO Holdings, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		18,254,419*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		18,254,419*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

18,254,419*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

92.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC; CO
*     This amount is an estimate and is qualified entirely by the description of the proposed transaction which is the subject of this Schedule 13D/A contained in Item 4 below.

Item 1. Security and Issuer
This statement on Schedule 13D relates to the shares of Common Stock, par value $.001 per share (“Common Stock”), of HyperFeed Technologies, Inc., a Delaware corporation (“HyperFeed” or the “Issuer”). The address of the Issuer’s principal executive offices is 300 South Wacker Drive, Suite 300, Chicago, Illinois 60606.
Note: All share numbers in this Amendment No. 13 have been adjusted to reflect a one-for-ten reverse split effected by the Issuer on August 13, 2003.
Item 2. Identity and Background
This statement on Schedule 13D is being filed by PICO Holdings, Inc. (“Holdings”).
Holdings is a California diversified holding company. Holdings’ business address is 875 Prospect Street, Suite 301, La Jolla, California 92037.
(d)-(e) During the last five years, Holdings (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Directors and Executive Officers of Holdings include:
     i. S. Walter Foulkrod, III, Esq., whose business address is Foulkrod Ellis Professional Corporation, Attorneys at Law, 2010 Market Street, Camp Hill, Pennsylvania 17011. Mr. Foulkrod is an attorney and the owner of one-third of the issued and outstanding capital stock of Foulkrod Ellis Professional Corporation, Attorneys at Law. Mr. Foulkrod is a citizen of the United Sates of America (the “United States”).
     ii. Richard D. Ruppert, MD, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Dr. Ruppert is a physician. Dr. Ruppert is a citizen of the United States.
     iii. John R. Hart, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Hart serves as President and Chief Executive Officer of Holdings. Mr. Hart also serves as a director of HyperFeed. Mr. Hart is a citizen of the United States.
     iv. Ronald Langley, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Langley serves as Chairman of the Board of Holdings. Mr. Langley also serves as a Director of HyperFeed. Mr. Langley is a citizen of Australia and the United States.
     v. John D. Weil, whose business address is 200 North Broadway, Suite 825, St. Louis, Missouri 63102-2573. Mr. Weil serves as President of Clayton Management Company, a strategic investment company. Mr. Weil is a citizen of the United States.
     vi. Carlos C. Campbell, whose business address is 11530 Links Drive, Reston, Virginia 20190-4821. Mr. Campbell serves as President of C.C. Campbell & Company, a business consulting firm. Mr. Campbell also serves as a Director of HyperFeed. Mr. Campbell is a citizen of the United States.
     vii. Kenneth J. Slepicka, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Slepicka is the Chief Executive Officer of Synthonics Inc., an early stage biotechnology company. Mr. Slepicka also serves as a director of HyperFeed. Mr. Slepicka is a citizen of the United States.

     The Executive Officers of Holdings, in addition to Messrs. Langley and Hart, are:
     i. Richard H. Sharpe, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Sharpe serves as Chief Operating Officer of Holdings. Mr. Sharpe is a citizen of the United States.
     ii. Maxim C. W. Webb, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Webb serves as Chief Financial Officer and Treasurer of Holdings. He is a citizen of Great Britain.
     iii. James F. Mosier, Esq., whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Mosier serves as General Counsel and Corporate Secretary of Holdings. He is a citizen of the United States.
     iv. W. Raymond Webb, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Webb serves as Vice President, Investments of Holdings. He is a citizen of New Zealand.
     v. John T. Perri, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Perri serves as Vice President, Controller of Holdings. He is a citizen of the United States.
     There is no controlling shareholder of Holdings.
     A.      During the last five years, Holdings and, to the best knowledge of Holdings, no individual named in Item 2(A) of this Amendment No. 13, has been convicted in a criminal proceeding.
     B.      During the last five years, Holdings and, to the best knowledge of Holdings, no individual named in Item 2(A) of this Amendment No. 13, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
See, Item 4 of this Schedule 13D.
Item 4. Purpose of Transaction
     (a) and (b) Pursuant to the terms of the Convertible Promissory Note dated March 30, 2006 (the “Convertible Note”) by and between PICO Holdings, Inc. (“Holdings“), as lender, and HyperFeed Technologies, Inc. (the “Issuer”), as borrower, Holdings has the right to acquire approximately 12,136,628 shares of Common Stock of the Issuer upon conversion of all outstanding principal and accrued but unpaid interest at a conversion price equal to the lower of 80% of US$1.05 per share or 80% of the five-day moving average price per share of the Common Stock at conversion. As at August 31, 2006, there was US$8,350,000 in outstanding principal under the Convertible Note. The number of shares of Common Stock to be delivered to Holdings upon conversion of the Convertible Note is subject to increase (or decrease) based on the increase (or decrease) in outstanding principal and/or accrued but unpaid interest at the date of conversion. Upon such conversion, the Convertible Note will be cancelled.
     Pursuant to the terms of the Contribution Agreement dated August 25, 2006, by and among Holdings, the Issuer and Exegy Incorporated (“Exegy”) (the “Contribution Agreement”), Holdings will contribute all shares of Common Stock of the Issuer then owned by it to Exegy, whereupon the Issuer will become a controlled subsidiary of Exegy. It is presently anticipated that the total number of such shares to be contributed will be 18,254,419 which includes the current number of shares of Common Sock held by Holdings plus the estimated number of shares of Common Stock to be delivered to Holdings upon conversion of all outstanding principal and accrued but unpaid interest under the Convertible Note. The warrants to acquire 250,000 shares of Common Stock held by Holdings will be cancelled at the closing. The number of shares of Common Stock that Holdings will contribute to Exegy pursuant to the Contribution Agreement has been estimated because Holdings is obligated to contribute all of its shares of Common Stock of the Issuer to Exegy. It is impossible to determine at this time the exact number of shares of Common Stock that will be issued by the Issuer to Holdings upon conversion of the Issuer’s debt owed to Holdings. The transactions described in the Contribution Agreement are subject to customary conditions including certain governmental approvals or regulatory filings.
     Upon completion of the contribution of the Common Stock by Holdings to Exegy pursuant to the Contribution Agreement and subject to the conditions contained therein, Holdings has the right to acquire beneficial ownership of 15,421,043 shares of Series A-3 Preferred Stock (the “Preferred Stock”) of Exegy representing 50% of the outstanding shares of Exegy. Contribution of the Common Stock and delivery of the Preferred Stock will be made at closing. Holdings is contributing the Common Stock and acquiring the shares of the Preferred Stock in order to assist the Issuer with the Issuer’s previously disclosed strategy to either expand its current business or to acquire new technologies. The Issuer and Exegy were parties to an Agreement and Plan of Merger dated June 29, 2006 and, pursuant to the terms of the Contribution Agreement, said Agreement and Plan of Merger was terminated. The parties have restructured the proposed merger transaction due, in part, to certain business, financial and tax considerations.
     The description of the Contribution Agreement in this Item 4 is qualified by reference to the full text of the Contribution Agreement filed as Exhibit 1 hereto and incorporated herein by reference in its entirety.
     (h) and (i) On June 14, 2006, the Issuer filed a Schedule 13E-3 with the United States Securities and Exchange Commission (“SEC”) indicating its intention to “go private” pursuant to a 1 for 1,000 reverse stock split. The Issuer intends to continue the “going private” process, but, due in part to the change in structure of its previously announced merger transaction with Exegy, has decided to complete the going private transaction utilizing a short-form merger, rather than a reverse stock split. The Contribution Agreement provides that as soon as practicable, the Issuer and Exegy will take all reasonable actions necessary to cause the Issuer to be merged with and into Exegy in accordance with Section 253 of the Delaware General Corporation Law and other applicable laws (the “Going-Private Transaction”). Exegy will cause the Issuer to prepare and file with the SEC a new or amended Schedule 13E-3 and Schedule 14C as required by applicable law so as to effect the Going-Private Transaction as soon as practicable. Because the Issuer would have had to borrow funds under the Convertible Note in order to complete any going private transaction, Holdings has agreed to be directly responsible for paying all costs and expenses associated with the Going-Private Transaction, including without limitation, the aggregate purchase price for shares of Common Stock of the Issuer not owned by Exegy and acquired pursuant to the Going Private Transaction (the “Buyout Amount”), accounting fees, attorney’s fees, filing fees, the cost of any fairness opinion, printing costs and litigation costs. As a result of the Going-Private Transaction, the Common Stock of the Issuer would cease public trading and the Issuer would become eligible for termination of registration pursuant to Section 12(g)(4) of the U.S. Securities Exchange Act of 1934.
Item 5. Interest in Securities of the Issuer.
     (a)-(c) As of the date hereof, Holdings has the right to acquire the shares of the Preferred Stock from Exegy pursuant to the Contribution Agreement and may be deemed to be the record and beneficial owner of the Preferred Stock. As a result of the right to acquire the shares of the Preferred Stock from Exegy pursuant to the Contribution Agreement, Holdings may be deemed to be the beneficial owner of the Preferred Stock. Following the transfer of approximately 18,254,419 shares of Common Stock as contemplated by the Contribution Agreement, the Common Stock will, based on publicly available information, represent approximately 92.3% of the then outstanding Common Stock and Holdings will have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Stock.
(d) – (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Except as set forth in this statement on Schedule 13D, Holdings has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits

Exhibit 1*	Contribution Agreement dated as of August 25, 2006, by and among HyperFeed Technologies, Inc., PICO Holdings, Inc. and Exegy Incorporated (as filed with the SEC on August 31, 2006 as Exhibit 10 to the Current Report on Form 8-K of HyperFeed Technologies, Inc. and incorporated herein by reference).

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 5, 2006

PICO HOLDINGS, INC.
By:	/s/ James F. Mosier
	Name:	James F. Mosier
	Title:	General Counsel and Secretary